UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-40007

Atotech Limited

(Translation of registrant’s name into English)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed on July 1, 2021 by Atotech Limited, a Bailiwick of Jersey company (the “Company”), on July 1, 2021 the Company entered into a definitive agreement with MKS Instruments, Inc., a Massachusetts corporation (“MKS”), providing for, subject to the terms and conditions of such implementation agreement (the “Implementation Agreement”), the acquisition of the Company by MKS (the “Acquisition”), which is expected to be implemented by means of a scheme of arrangement under the laws of Jersey (the “Scheme”).

The Company notes that MKS announced on October 25, 2021 that Geoff Wild, the President and Chief Executive Officer and a director of the Company, was elected by the board of directors of MKS as a non-executive Class III Director of MKS, effective immediately following the closing of the Acquisition (“Closing”). Additionally, on October 29, 2021, a subsidiary of the Company entered into an agreement with Mr. Wild to amend his employment contract (the “Amendment”) such that certain severance payments and benefits would become payable upon a qualifying termination of employment that occurs on the date of or within 12 months following a change in control (rather than only within 12 months following a change in control) (a “CIC Qualifying Termination”). Prior to the Amendment, Mr. Wild was also entitled to an additional payment if he complied with certain restrictive covenants, payable at the conclusion of the 18 month period following termination during which the restrictive covenants would apply. The Amendment provides that, on or following Closing, this payment would be payable 18 months following a CIC Qualifying Termination, without regard to whether Mr. Wild complies with the applicable restrictive covenants. On October 29, 2021, the Company, MKS and Atotech Manufacturing, Inc., a Delaware corporation that is an indirect wholly owned subsidiary of MKS (“Bidco”), entered into a letter agreement (the “Letter Agreement”), under which Bidco, acting as nominee for MKS, shall acquire the entire issued and to be issued share capital of the Company pursuant to the terms of the Scheme.

The Letter Agreement also amends the provisions to Schedule 1 to the Implementation Agreement relating to the settlement of the outstanding time-based restricted stock units of the Company (“Atotech RSUs”) and performance-based restricted stock units of the Company (“Atotech PSUs”). As a result of the amendment, if Closing occurs on or before December 31, 2021, Atotech RSUs that are scheduled to vest on or before January 1, 2022 shall be accelerated and cash settled on or shortly following Closing. Additionally, the amendment provides that if Closing occurs on or before December 31, 2021, the Company shall determine the number of Atotech PSUs that would have been earned at the end of the applicable performance period, based on the greater of (x) the target number of Atotech PSUs subject to the award or (y) the number of Atotech PSUs that would have been earned based on actual performance through the earlier of December 31, 2021 or the Closing date with respect to any EBITDA-based performance goals for calendar year 2021, and assuming the target level performance for the other performance calendar years and performance goals (the “Specified Number”). The Atotech PSU award would then be accelerated and cash settled on or shortly following Closing as to one-third of the Specified Number. Any Atotech RSUs or Atotech PSUs that are not cash settled in this way shall be dealt with in the context of Closing in the manner previously described in the Report of Foreign Private Issuer on Form 6-K filed on July 2, 2021 by the Company.

The foregoing description of the material terms of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, which is furnished hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

Exhibit Number	Description

99.1	Letter Agreement, by and among Atotech Limited, MKS Instruments, Inc., and Atotech Manufacturing, Inc.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between the Company and MKS, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about the Company’s or MKS’ managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are the ability of the parties to complete the transaction; the risk that the conditions to the closing of the transaction, including receipt of required regulatory approvals and approval of the Company’s shareholders, are not satisfied in a timely manner or at all; the terms of MKS’ existing term loan, the terms and availability of financing for the transaction; the substantial indebtedness MKS expects to incur in connection with the transaction and the need to generate sufficient cash flows to service and repay such debt; litigation relating to the transaction; unexpected costs, charges or expenses resulting from the transaction; the risk that disruption from the transaction materially and adversely affects the respective businesses and operations of the Company and MKS; restrictions during the pendency of the transaction that impact the Company’s or MKS’ ability to pursue certain business opportunities or other strategic transactions; the ability of MKS to realize the anticipated synergies, cost savings and other benefits of the transaction, including the risk that the anticipated benefits from the transaction may not be realized within the expected time period or at all; competition from larger or more established companies in the companies’ respective markets; MKS’ ability to successfully grow the Company’s business; potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the transaction; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments, including changing conditions affecting the markets in which the Company and MKS operate, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets and fluctuations in sales to the Company’s and MKS’ existing and prospective customers; the challenges, risks and costs involved with integrating the operations of the companies the Company and MKS acquire; the impact of the COVID-19 pandemic and related private and public measures on the Company’s business; the ability of MKS to anticipate and meet customer demand; manufacturing and sourcing risks, including supply chain disruptions and component shortages; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; volatility of stock price; international operations; financial risk management; and the other factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 and any subsequent Report of Foreign Private Issuer on Form 6-K, as filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as MKS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2020 and any subsequent Quarterly Reports on Form 10-Q filed with the SEC. The Company and MKS are under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this document.

Additional Information and Where to Find It

BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S SHAREHOLDERS ARE URGED TO READ THE SCHEME DOCUMENT IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Any vote in respect of resolutions to be proposed at Company shareholder meetings to approve the proposed transaction, the Scheme Document or related matters, or other responses in relation to the proposed transaction, should be made only on the basis of the information contained in the Scheme Document. Shareholders may obtain a free copy of the Scheme Document and other documents the Company files with the SEC (when available) through the website maintained by the SEC at www.sec.gov. The Company makes available free of charge on its investor relations website at investors.atotech.com copies of materials it files with, or furnishes to, the SEC.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

The proposed transaction will be implemented solely pursuant to the Scheme Document, subject to the terms and conditions of the definitive agreement, dated July 1, 2021, which contains the full terms and conditions of the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 29, 2021

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer